UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of September 2025
Commission File Number: 001-36158
Wix.com Ltd.
(Translation of registrant’s name into English)
5 Yunitsman St.,
Tel Aviv, Israel, 6936025
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
EXPLANATORY NOTE
On September 8, 2025, Wix.com Ltd. (NASDAQ:WIX) (the “Company”) issued a press release announcing a proposed offering of $750 million principal amount of 0.00% convertible senior notes (the “Offering”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

The unaudited interim condensed financial statements of the Company for the six months ended June 30, 2025 and 2024 and as of June 30, 2025 are attached as Exhibit 99.2 to this Report on Form 6-K.

Supplemental disclosure related to the Company’s results of operations and liquidity and capital resources for the six months ended June 30, 2025 is attached as Exhibit 99.3 to this Report on Form 6-K.

Other than as indicated below, the information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act.

Exhibits 99.2 and 99.3 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-270975, 333-270974, 333-264976, 333-264975, 333-255947, 333-255946, 333-238251, 333-238250, 333-231501, 333-231499, 333-224769, 333-224768, 333-217822, 333-217821, 333-211144, 333-211143, 333-206611, 333-206610, 333-197899 and 333-192172).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2025
WIX.COM LTD.
By:    /s/ Naama Kaenan
Name:    Naama Kaenan
Title:    General Counsel

EXHIBIT INDEX
The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated September 8, 2025 titled “Wix Announces Proposed Private Offering of $750 million of 0.00% Convertible Senior Notes due 2030”.
99.2	Unaudited interim condensed financial statements of the Company for the six months ended June 30, 2025 and 2024 and as of June 30, 2025.
99.3	Supplemental Company Disclosure.